Exhibit 99.1

Naked Brand Group Limited Announces Pricing of Registered Direct Offering

SYDNEY – August 15, 2019 - Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, announced today that it has entered into securities purchase agreements with certain institutional investors providing for the purchase and sale of 28,571,429 ordinary shares at a price of $0.07 per share in a registered direct offering, resulting in total gross proceeds to the Company of approximately $2.0 million. The Company has also agreed to issue to the investors unregistered warrants to purchase up to 28,571,429 ordinary shares. The warrants have an exercise price of $0.07 per ordinary share, will be exercisable immediately and will expire five and one-half years following the date of issuance.

Naked intends to use the net proceeds from the offering for working capital and other general corporate purposes. The registered direct offering to institutional investors is expected to close on or about August 19, 2019, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the registered direct offering to institutional investors.

Concurrently with the closing of the registered direct offerings, the Company will reduce the exercise price of approximately 18,550,000 million existing warrants to $0.07, effective upon the closing of the offering. The warrants subject to this reduction in exercise price presently have an exercise price of $0.10 per share and expire in October 2021, June 2023 and July 2025.

The Company also announced that it has entered into subscription agreements with certain of its suppliers providing for the purchase and sale of 57,142,857 ordinary shares at a price of $0.07 per share in a registered direct offering, with the purchase price to be paid through the cancellation of trade payables and the establishment of prepayment credits in an aggregate amount of up to $4.0 million.

A shelf registration statement on Form F-3 (Registration No. 333-232229) relating to the ordinary shares to be issued in the registered direct offering to institutional investors (but excluding the warrants) and in the registered direct offering to suppliers was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on July 1, 2019. A prospectus supplement and the accompanying prospectus relating to each of the registered direct offering to institutional investors and the registered direct offering to suppliers will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering to institutional investors may be obtained, when available, from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by calling (646) 975-6996 or by emailing placements@hcwco.com or at the SEC’s website at http://www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The shares to be issued in each of the registered direct offering to institutional investors (but excluding the warrants) and the registered direct offering to suppliers are being be offered only by means of a prospectus, including a prospectus supplement and accompanying base prospectus, forming a part of the effective registration statement.

The Company advises all shareholders to review the full details of transaction in the report on Form 6-K to be filed with the SEC and to be available in the investor relations section of the Company’s website here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of E-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future growth in our business, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that the closing conditions to the offerings will not be satisfied or waived; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235